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                             Page 1 of 7 Pages
                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 2)*


                       TANNING TECHNOLOGY CORPORATION
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)

                                87588P 10 1
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                               (CUSIP Number)

                               JULY 22, 1999
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          (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |_|      Rule 13d-1(c)
                  |X|      Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13G
CUSIP NO. 87588P 10 1                                       PAGE 2  OF 7 PAGES


1   Names of Reporting Persons.
    I.R.S. Identification
    Nos. of Above Persons (Entities Only).

        TONI S. HIPPELI

2   Check the Appropriate Box if a Member of a Group     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   Citizenship or Place of Organization

        UNITED STATES OF AMERICA

  NUMBER OF      5  Sole Voting Power

   SHARES               1,086,010

 BENEFICIALLY    6  Shared Voting Power

OWNED BY EACH           0

 REPORTING       7  Sole Dispositive Power

PERSON WITH             1,086,010

                 8  Shared Dispositive Power

                        0

9   Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,086,010

10  Check Box if the Aggregate Amount in Row (9)              [ ]
    Excludes Certain Shares (See Instructions)

11  Percent of Class Represented by Amount in Row (9)

                5.0%

12  Type of Reporting Person (See Instructions)

                IN

                               SCHEDULE 13G
CUSIP NO. 87588P 10 1                                       PAGE 3  OF 7 PAGES


1   Names of Reporting Persons.
    I.R.S. Identification
    Nos. of Above Persons (Entities Only).

        HIPPELI ENTERPRISES, INC.

2   Check the Appropriate Box If a Member of a Group     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   Citizenship or Place of Organization

        COLORADO

  NUMBER OF      5  Sole Voting Power

   SHARES               1,086,010

 BENEFICIALLY    6  Shared Voting Power

OWNED BY EACH           0

 REPORTING       7  Sole Dispositive Power

PERSON WITH             1,086,010

                 8  Shared Dispositive Power

                        0

9   Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,086,010

10  Check Box if the Aggregate Amount in Row (9)              [ ]
    Excludes Certain Shares (See Instructions)

11  Percent of Class Represented by Amount in Row (9)

                5.0%

12  Type of Reporting Person (See Instructions)

                CO

                               SCHEDULE 13G
CUSIP NO. 87588P 10 1                                       PAGE 4  OF 7 PAGES

Item 1.

        (a)      Name of Issuer:

                 Tanning Technology Corporation (the "Company")

        (b)      Address of Issuer's Principal Executive Offices:

                 4600 South Syracuse Street, Suite 1200
                 Denver, Colorado 80237

Item 2.

        (a)      Name of Person Filing:

                 This statement is filed on behalf of Toni Hippeli and Hippeli Enterprises, Inc. ("Hippeli Enterprises").

        (b)      Address of Principal Business Office or, if none, Residence:

                 The address of principal business office of each Reporting Person is:

                 c/o Tanning Technology Corporation
                 4600 South Syracuse Street, Suite 1200
                 Denver, Colorado 80237.

        (c)      Citizenship:

                 Ms. Hippeli is a citizen of the United States of America. Hippeli Enterprises was incorporated under the laws of the State of Colorado.


        (d)      Title of Class of Securities:

                 Common Stock, par value $0.01 per share of the Company (the "Shares")

        (e)      CUSIP Number:

                 87588P 10 1


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13-2(b), check whether the person filing is a:

                 Not applicable.

                               SCHEDULE 13G
CUSIP NO. 87588P 10 1                                       PAGE 4  OF 7 PAGES



Item 4.           Ownership:

     (a)          Amount beneficially owned:

                  Ms. Hippeli may be deemed the beneficial owner of 1,086,010 Shares as a result of being the controlling shareholder of Hippeli Enterprises. Ms. Hippeli and her husband, Jerome Nickerson, own 76% of the issued and outstanding shares of capital stock of Hippeli Enterprises. Mr. Nickerson disclaims beneficial ownership of the Shares owned by Hippeli Enterprises.

                  Hippeli Enterprises may be deemed the beneficial owner of 1,086,010 Shares, all of which it holds directly.

                  Ms. Hippeli, Hippeli Enterprises and certain of the other shareholders of the Company have entered into an amended and restated shareholder agreement dated as of July 20, 1999. Under this agreement, the parties have agreed that certain of the other shareholders may designate in the aggregate three directors to the board of directors. Since Ms. Hippeli and Hippeli Enterprises own less than 10% of the outstanding Shares, the rights and obligations of Ms. Hippeli and Hippeli Enterpreises under the shareholder agreement have terminated.

     (b)          Percent of class:

                  The number of Shares of which Ms. Hippeli may be deemed to be the beneficial owner constitutes approximately 5.0% of the total number of Shares outstanding.

                  The number of Shares of which Hippeli Enterprises may be deemed to be the beneficial owner constitutes approximately 5.0% of the total number of Shares outstanding.

     (c)          Number of shares as to which such person has:

                  Ms. Hippeli
                  -----------

                  (i)      Sole power to vote or to direct the vote:

                           1,086,010

                  (ii)     Shared power to vote or to direct the vote:

                           0

                  (iii) Sole power to dispose or to direct the disposition of:

                           1,086,010

                  (iv) Shared power to dispose or to direct the disposition of:

                               SCHEDULE 13G
CUSIP NO. 87588P 10 1                                       PAGE 6  OF 7 PAGES



                  Hippeli Enterprises
                  -------------------

                  (i)      Sole power to vote or to direct the vote:

                           1,086,010

                  (ii)     Shared power to vote or to direct the vote:

                           0

                  (iii) Sole power to dispose or to direct the disposition of:

                           1,086,010

                  (iv) Shared power to dispose or to direct the disposition of:

                           0


Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.


Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.


Item 9.           Notices of Dissolution of Group:

                  Not applicable.


Item 10.          Certifications:

                  Not applicable.

                               SCHEDULE 13G
CUSIP NO. 87588P 10 1                                       PAGE 7  OF 7 PAGES


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Dated:  April 27, 2001                      TONI S. HIPPELI

                                               /s/ Toni S. Hippeli
                                              --------------------------------



                                              HIPPELI ENTERPRISES, INC.



                                           By: /s/ Toni S. Hippeli, President
                                              --------------------------------
                                              Toni S. Hippeli, President